______________________________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Helmer Directional Drilling Corp
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-53675

Nevada	20-556127
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

715 13th Street NE Wenatchee, Washington 98802
(Address of principal executive offices)

(509) 884-2218
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: March 21, 2013

______________________________________________________________________________________________

1

Helmer Directional Drilling Corp.

715 13th Street NE

Wenatchee, Washington 98802

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF HELMER DIRECTIONAL DRILLING CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Helmer” “we,” “us,” and “our” include Helmer Directional Drilling Corp.  and, if the context of such references is subsequent to the Share Exchange transaction described below, its wholly-owned subsidiary, Excelsior Gold Corp., a company organized under the laws of the State of Utah (“Excelsior Gold”).

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the share exchange transaction described below.  The date of this Information Statement is March 21, 2013.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2013 and is being mailed to our stockholders of record as of March 21, 2013 (the “Record Date”). The mailing date of this Information Statement will be on or about March 21, 2013. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

2

At the closing of the Share Exchange described below, there was a change in our Board and executive officer. Ms. Georgette Wansor, who served as our sole executive officer and director, resigned from all her executive officer positions effective immediately, and after appointing a new board of directors that will be effective on the Effective date, Ms. Wansor tendered her resignation as a director, with such resignation to be effective on the Effective Date. Prior to her resignation, Ms. Wansor also appointed Mr. Douglas McFarland to also serve as our Chief Executive Officer and Director, Mr. W. Glen Zinn to serve as our Chief Financial Officer, Chief Operating Officer and Director, and Mr. Paul Donaldson to serve as our Chief Technical Officer and Director, with all such appointments to be effective immediately.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF HELMER DIRECTIONAL DRILLING CORP.

SHARE EXCHANGE TRANSACTION WITH EXCELSIOR GOLD CORP.

On the Closing Date, pursuant to the Exchange Agreement, the shareholders of Excelsior exchanged 1,100,000 shares of common stock of Excelsior, representing 100% of the issued and outstanding stock of Excelsior, for 1,000.999 newly issued shares of the Company’s Series M Convertble Preferred stock, par value $0.001 per share. Upon the effectiveness of the increase in authorized shares of common stock to 700,000,000 shares, the 1,000.999 shares of Series M Convertible Preferred Stock will automatically convert into approximately 302,000,000 shares of our common stock, representing 74% of the Company’s issued and outstanding common stock immediately following the Share Exchange.

Additionally, immediately following the Closing, the Company intends to change its name to Excelsior Gold & Metals, Inc. to better reflect the nature of its business.

Pursuant to the terms of the Exchange Agreement, Georgette Wansor, the sole officer and director of the Company, as well as the Majority Shareholder, agreed to cancel 155,466,645 shares of the Company’s common stock held in her name.

General Business Summary of Excelsior Gold

Operating through our wholly-owned subsidiary, Excelsior Gold, our objective is not to extract gold, silver, and other precious metals, but only to prove mineral reserves. We intend to seek joint venture partners with the financial and operational means to be able to extract the minerals. Our principal property is a deposit located in Northeast Washington where we hold 60 lode mining claims in respect of the Great Excelsior Mine (also sometimes referred to as the “Excelsior Claims”) located in Whatcom County in the Mount Baker quadrangle in western Washington State.

VOTING SECURITIES

Our authorized capital stock consists of 325,000,000 shares: 300,000,000 shares of Common Stock are authorized, par value $0.001 per share, of which 261,466,723 shares are outstanding as of March 13, 2013 (immediately prior to the Exchange Agreement), and 25,000,000 shares of the Company’s preferred stock are authorized, par value $0.001 per share, of which 1,100 are designated and authorized as Series as Series M Preferred Stock, of which 1,000.999 shares are outstanding. Each share of the Series M Preferred Stock is convertible into 301,699 shares of Common Stock at such time when we file an amendment to our articles of incorporation to increase the number of our authorized common stock to seven hundred million (700,000,000) shares. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the amount of the Company’s common stock beneficially owned (unless otherwise indicated) as of the Share Exchange (and assuming the cancellation of the shares of Ms. Wansor as more fully described in this Report), by (1) any person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company’s common stock, (2) each director/director nominee of the Company, (3) each named executive officer, and (4) all directors/director nominees and executive officers as a group.

3

The number of shares beneficially owned by each entity, person, director/director nominee, or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting power or investment power and also any shares that the entity or individual had the right to acquire as of the date of the Share Exchange, or within 60 days after the Share Exchange, through the exercise of any stock option or other right. Unless otherwise indicated, to our knowledge each individual has sole investment and voting power, or shares such powers with his spouse, with respect to the shares set forth in the table.

Name	Sole Voting and Investment Power	Other Beneficial Ownership	Total	Percent of Class Outstanding
Douglas McFarland(1)	301,699	301,698,301	302,000,000	74.08%
W. Glen Zinn (2)	—	—	—	—
Paul Donaldson(3)	0	152,333,055	152,333,055	37.36%
All directors/director nominees and executive officers as a group (3 persons)	301,699	301,698,301	302,000,000	74.08%

*	Indicates less than one percent.

(1)	Chief Executive Officer and controlling shareholder of the Company. Includes 1,000.999 shares of Series M Preferred Stock (“Series M Shares”), one (1) of which is held directly by Mr. McFarland and 495 of which are held directly by Alto Cascade Resources, LLC., a limited liability company controlled by Mr. McFarland. The remaining 505 Series M Shares are held directly by West Coast Resource Associates, LLC, a limited liability company in which Mr. McFarland serves as a manager and principal owner. The number of shares of common stock beneficially shown in the table above assumes that the Series M shares have been converted to common stock at a conversion rate of 301,999 to 1.
(2)	President, Chief Financial Officer, Chief Operating Officer, and Director of the Company.
(3)	Chief Technical Officer and Director of the Company. Includes 505 Series M Shares which are held directly by West Coast Resource Associates, LLC., a limited liability company jointly controlled by Mr. Donaldson and Douglas McFarland, the Chief Executive Officer and a Director of the Company. The number of shares of common stock beneficially shown in the table above assumes that the Series M shares have been converted to common stock at a conversion rate of 301,999 to 1.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Exchange, there was a change in our Board and executive officers. Ms. Georgette Wansor, who served as our sole executive officer and director, resigned from all her executive officer positions effective immediately, and after appointing Mr. Douglas McFarland to serve as Chairman of the Board. Additionally, Mr. W. Glen Zinn, and Mr. Paul Donaldson were appointed to serve as members of the Board, Ms. Wansor tendered her resignation as a director, with such appointments and resignations to be effective on the Effective Date. Our Board also appointed Mr. Douglas McFarland to serve as our Chief Executive Officer, Mr. W. Glen Zinn to serve as our Chief Financial Officer, and Chief Operating Officer, and Paul Donaldson to serve as our Chief Technical Officer, with all such appointments to be effective immediately.

4

None of the directors appointed to our Board were members of the Board prior to the Share Exchange and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Director prior to the Share Exchange

Name	Age	Position(s) with Helmer
Georgette Wansor (1)	59	Chief Executive Officer, Chief Financial Officer, Secretary and Director

(1)   Ms. Wansor’s resignation from our Board shall become effective on the Effective Date.

Georgette Wansor

Ms. Wansor is a corporate paralegal and has worked in the legal profession for over 20 years.  Ms. Wansor was appointed to the Board of Directors of the Company on June 11, 2009 and is now the President, Secretary, Treasurer and Chief Financial Officer of the Company.

As of the date of this filing, there has not been any material plan, contract or arrangement (whether or not written) to which Ms. Wansor is a party in connection with this appointment as a director and an officer of this Company.

No transactions occurred in the last two years to which the Company was a party in which Ms. Wansor had or is to have a direct or indirect material interest.

Director Appointee

Name	Age	Position
Douglas McFarland (1)	69	Chief Executive Officer and Chairman
W. Glen Zinn (1)	72	President, Chief Financial Officer, Chief Operating Officer and Director
Paul Donaldson (1)	68	Chief Technical Officer and Director

(1)   Each appointment to our Board of Directors shall become effective on the Effective Date.

5

Douglas McFarland, 69, Chief Executive Officer and Chairman.  Mr. McFarland is a registered Geologist, certified Engineering Geologist, and Licensed Hydrologist with the State of Washington.  He is also a member of the American Institute of Professional Geologists, Society of Exploration Geophysicists, and Association of Engineering Geologists.  Since 2009, he has been a consulting geologist with various mining clients (including the Company) in respect of projects located in the Philippines, Mexico, and the U.S..  From 2007 to 2009, he was employed as a consulting geologist with North American Oil & Minerals, Inc., a Canadian mining exploration company, in respect of mining properties located in Colorado.  In 2007, he was a contract geophysicist for Williamson Associates, Inc. where he performed a complex resistivity survey to locate shallow marine illmenite deposits in the Indian Ocean near Richard’s Bay, South Africa.  Prior to his association with Williamson Associates, he has provided a variety of geological and geophysical consulting services for a number of clients, and has served as an executive officer of various small mining companies.  Mr. McFarland holds a B.A. and a B.S. in Geology from Eastern Washington State College, where he undertook graduate studies in geophysics and geochemistry prior to studying economic at Colorado School of Mines.

W. Glen Zinn, 72, President, Chief Financial Officer, and Director. Mr. Zinn has 45 years of senior executive for mining and minerals exploration companies around the world.  Since 2010, Mr. Zinn has been an independent management and operation consultant for various U.S. natural resource companies.  From 2004 to 2010, he was Chairman, CEO, and President of Bell Copper Corporation, an international copper exploration development and production company.  From 1986 to 1993, he was an executive with Hecla Mining Company, serving as the Vice President of Corporate Development & Exploration from 1990-1993.  In 1980, Mr. Zinn was appointed by Secretary of the Interior William Clark to the National Strategic Materials and Minerals Program Advisory Committee to provide advice in respect of mineral needs and resources for purposes of national security.  From 1971 to 1986, he worked as Chief Geophysicist and served in management positions with the minerals division of Union Oil.  He also worked as Chief Geophysicist and served in various management positions with Molycorp when it was acquired by Union Oil.  Mr. Zinn holds a Bachelor of Science degree in Geological Engineering with a minor in Geophysics from the Michigan College of Mining & Technology.  From 1966-1971, he worked for the Anaconda Company as an Exploration and District Geophysicist.  Mr. Zinn also holds various postgraduate certificates from MIT, Stanford, and Northwestern.

Paul Donaldson, 68, Chief Technical Officer and Director. Dr. Donaldson is currently Professor Emeritus of Geophysics at Boise State University where, during a 30 year tenure, he served 9 years as Chairman of the Department of Geosciences and 3 years as Director of the research Center for Geophysical Investigation of the Shallow Subsurface. His primary teaching duties included courses in theoretical and applied geophysics and economic geology. Prior to his academic/research career he worked for the U.S Geological Survey and in the private sector for various mineral and energy resource companies including Amoco Production Company, Kennecott Exploration Inc. and Earth Resources Inc. Overlapping his academic career he has completed more than 50 proprietary commissioned geological and geophysical reports for private sector mineral and energy resource companies large and small. Dr. Donaldson holds a PhD in geophysics with a minor emphasis in economic geology from the Colorado School of Mines. His pre-doctoral studies were completed at Stanford University and the University of Utah. He is a member of the Society of Exploration Geophysicists and a Registered Professional Geologist/Geophysicist in the state of Idaho.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “EXLA.”  The OTCBB does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.  Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

6

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Ms. Wansor resigned as our Chief Executive Officer and Chief Financial Officer and at such time our Board appointed Mr. Douglas McFarland to serve as our Chief Executive Officer, W. Glen Zinn to serve as our Chief Financial Officer and Chief Operating Officer, and Mr. Paul Donaldson to serve as our Chief Technical Officer.  A brief description of the previous business experience of our executive officers is provided above in the Changes to our Board of Directors section of this Schedule.

Our Board subsequently appointed the following person to serve as executive officer of the Company in the following capacity:

Name	Age	Position
Douglas McFarland (1)	69	Chief Executive Officer and Chairman
W. Glen Zinn (1)	72	President, Chief Financial Officer, Chief Operating Officer and Director
Paul Donaldson (1)	68	Chief Technical Officer and Director

Family Relationships

There are no family relationships between any of our directors or executive officers.

7

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2012 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

Georgette Wansor, our resigning sole officer and director, has not filed a Form 3 to disclose the number of shares of common stock she owns. Pursuant to the Share Exchange, she will be resigning as an officer and director and cancelling these shares.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2012 and 2011 to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)	Bonus	Option Awards	All Other Compensation	Total ($)

Georgette Wansor	2012	$0	0	0	0	0
Chief Executive Officer (1)	2011	$0	0	0	0	0

Douglas McFarland	2012	$0	0	0	0	0
Chief Executive Officer	2011	$0	0	0	0	0

W. Glen Zinn	2012	$0	0	0	0	0
Chief Financial Officer, and Chief Operating Officer	2011	$0	0	0	0	0

Paul Donaldson	2012	$0	0	0	0	0
Chief Technical Officer	2011	$0	0	0	0	0

(1)	Georgette Wansor was the sole officer and director for Helmer Directional Drilling Corp. but has resigned effective as of the Closing Date.

In addition, our executive officers and/or their respective affiliates will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

8

Employment Agreements

None of our executive officers have employment agreements with us.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Except as disclosed below, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party:

(A)	Any of our directors or officers;

(B)	Any proposed nominee for election as our director;

(C)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or

(D)	Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

On March 14, 2013, as a result of the Share Exchange, we acquired the rights to 60 lode mining claims of the Great Excelsior Mine in Whatcom County, Washington, owned by Alto Cascade Resources, LLC, a Utah limited liability company controlled by Doug McFarland the Chief Executive Officer, Chairman of the Board, and controlling shareholder of the Company. The transaction and issuance was approved by a majority of the disinterested directors of the Company.

Also on March 14, 2013, as a result of the Share Exchange, we acquired the rights to 30 lode mining claims of the Liver Peak Property in Sanders County, Montana, owned by West Coast Resource Associates, LLC, a Utah limited liability company owned and controlled by Doug McFarland the Chief Executive Officer, Chairman of the Board, and controlling shareholder of the Company, and Paul Donaldson, a director of the Company. The transaction and issuance was approved by a majority of the disinterested directors of the Company.

9

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Exchange, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Helmer Directional Drilling Corp.

715 13th Street NE

Wenatchee, Washington 98802

Attn: Chief Executive Officer

Telephone: (509) 884-2218

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

▪	Forward the communication to the Director or Directors to whom it is addressed;
▪	Attempt to handle the inquiry directly; or
▪	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

10

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Helmer Directional Drilling Corp.

Dated: March 21, 2013	By:	/s/ Douglas McFarland
Name: Douglas McFarland
Title: Chief Executive Officer